Video:  iConsumer - Where the 99% Make the 1% Jealous

iConsumer where the 99% the 1% jealous
We’re not your grandmother’s shopping site.
iConsumer is cash back shopping with a twist. The crowd, the 99%, is building, and owning, a rival to eBates, RetailMeNot, and Coupons.com. Cash rebates at 1600+ stores, coupons from thousands more … you’ll save money, earn money, and you’ll get ownership,-,free. Real stock, real dividends, a real opportunity formerly reserved for the 1%.
Because the crowd is customer, owner, and cheerleader it eliminates the need to raise oodles of Wall Street type money in order to build a great big business. Instead of Wall Street winning if the company is successful, the crowd wins.
The old way:  fat cat wall street types— venture capitalists, rich guys, insiders, raise money from the 1%.  The business spends that money to attract lots of customers. Once big enough, they’d take the company public or sell it to a bigger company, hopefully making lots of money. eBates sold for about $960,000,000. That’s lots of money. RetailMeNot and Coupons.com are each worth about $1 billion. Groupon was valued at nearly $13 billion when it went public. That’s lots and lot of money.
With the crowd on our side, we don’t need no stinkin’ VCs. Give the 99% a real stake in the outcome, and they’ll build the business alongside us. Make the crowd win when the business wins.
The first 50,000 members get stock — for free. You’ll earn rebates from shopping plus you’ll get more ownership. Tell friends, get even more ownership.
Power from the people.